Exhibit 99.1

Uranium Royalty Corp. Acquires Additional Royalty on
the Churchrock Uranium Project, New Mexico, USA

Vancouver, British Columbia, Canada, July 29, 2024 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) is pleased to announce that it has entered into a binding royalty purchase agreement to acquire an additional royalty on a portion of the Churchrock uranium project (“Churchrock Project” or the “Project”) owned indirectly by Laramide Resources Ltd. (“Laramide”) in New Mexico, USA. The Churchrock Project is an advanced stage, ISR uranium project located in the Grants Mineral Belt of New Mexico, USA, 12 miles northeast of Gallup, New Mexico. Laramide has disclosed that the Churchrock Project and nearby properties represent one of the largest and highest-grade undeveloped ISR uranium projects in the United States.

Transaction Highlights:

●	The royalty is structured as a Gross Overriding Royalty of 6% “Mine Price”, which anticipates recovery of reasonable and actual costs to transport the mineral to the final point of sale. The royalty covers the 10 patented mining claims in Section 8 property (640 acres) that comprise New Mexico Mineral Survey 2220 on the Churchrock Project.

●	Total consideration payable by the Company under the transaction is US$3.5 million, which will be satisfied by the Company on closing by paying US$1.75 million in cash to each of the vendors, each of whom owns an undivided one-half interest in the royalty. The purchase price for the royalty will be funded from cash and liquid assets on hand.

●	The recently released technical report on the Churchrock Project (the “Churchrock Technical Report”) highlights a total Inferred Mineral Resource of 50.8 million pounds (“Mlbs”) U3O8 for the Project, including an Inferred Resource of 10.22 Mlbs U3O8 on Section 8 alone. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that such preliminary economic assessment will be realized.

●	The Churchrock Technical Report, includes a preliminary economic assessment that estimates a Life of Mine production total of 31.2 Mlbs U3O8, with recovered metal per year of 975,000 pounds U3O8 from the Crownpoint Central Processing Plant, and a mine life of 32 years.

Scott Melbye, Chief Executive Officer of URC stated: “Laramide’s Churchrock Project represents one of the largest undeveloped ISR assets in the United States. We’re very pleased to acquire an additional royalty on this asset, as it represents an important future source of U.S. uranium production.”

Mr. Melbye continued: “Recent, successful, bipartisan legislation in the U.S. Congress, has sought to revitalize the American domestic nuclear fuel cycle. These bills, signed into law, ‘ The Prohibiting Russian Uranium Imports Act’ and the ‘ Nuclear Fuel Security Act’ , provide funding to incentivize the build-out of uranium, conversion, and enrichment capacity in the U.S., and completely phase out Russian imports by 2028. Our enlarging footprints in the uranium royalty sector in the United States as evidenced by the acquisition of the additional royalty on Churchrock fit squarely in support of those initiatives”.

Closing of the Transaction is subject to, among other things, the satisfaction of customary closing conditions and is expected to occur before the end of July 2024.

The Churchrock Project

The Churchrock Project is a Development stage, In-Situ Recovery (“ISR”) uranium project located on the western end of the Grants Mineral Belt of New Mexico, USA, 12 miles north-northeast of Gallup, New Mexico. The Project is 100% owned by NuFuels, Inc., a wholly owned subsidiary of Laramide. Laramide is a Canadian company engaged in the exploration and development of uranium assets based in Australia and the United States.

Church Rock has publicly disclosed a mineral resource estimate that includes a total inferred resource of 10.22 Mlbs U3O8 on Section 8 of the Project. The Company notes that the purchased royalty interest covers only a portion of such section. The preliminary economic assessment disclosed by Laramide (the “PEA”) provides for production in Section 8 occurring in the first eight years of production, recovering one million pounds of U3O8 per annum upon steady state production assuming well field recovery of 80%.

Four years of preproduction for wellfield development is anticipated in the PEA, but all other infrastructure necessary to resume operations is in place. Laramide also disclosed that it holds substantially all required permits and licenses to begin uranium production from Section 8. Life of Mine unit operating cost is estimated at US$27.70/lb. U3O8 the PEA. The study assumed a static uranium price of US$75/lb. U3O8.

For further information regarding the Churchrock Project, including the above-referenced PEA and mineral resource estimate, please refer to the technical report titled “Technical Report on the Churchrock Uranium Project, McKinley County, New Mexico, USA”, with an effective date of February 22, 2023, prepared for Laramide Resources Ltd., available at www.sedarplus.ca (the “Churchrock Technical Report”).

The Churchrock Royalty

Each of the vendors owns an undivided one-half interest in a uranium royalty of six percent (6%) mine price on part of the S2NE4; part of the E2SW4: part of the SE4NW4 and SE4, Section 8, T16N, R16W, N.M.P.M., McKinley County, New Mexico. The royalty covers the 10 patented mining claims in Section 8 that comprise New Mexico Mineral Survey 2220 on the Churchrock Project.

The royalty is structured as a Gross Overriding Royalty of 6% “mine price”, which anticipates revenues based on contract sales and recovery of certain reasonable and actual costs to transport the mineral to the final point of sale.

About Uranium Royalty Corp.

Uranium Royalty Corp. is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1188 West Georgia Street, Suite 1830, Vancouver, BC, V6E 4A2 Phone: 604.396.8222

Note on Technical Disclosure

Darcy Hirsekorn, the Company’s Chief Technical Officer, has supervised the preparation of and reviewed the technical information contained in this news release. He holds a B.Sc. in Geology from the University of Saskatchewan, is a qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is registered as a professional geoscientist in Saskatchewan.

Unless otherwise indicated, the scientific and technical information herein regarding the Churchrock Project has been derived from the Churchrock Technical Report, and Laramide’s other public disclosures, copies of which are available under its profile on SEDAR+ at www.sedarplus.ca.

As a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information. In addition, such publicly available information may relate to a larger property area than that covered by the Company’s interests.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to U.S. domestic issuers Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Forward Looking Statements

Certain statements in this news release may constitute “forward-looking information” and “forward looking statements”, as defined under applicable securities laws, including those regarding the disclosed expectations of the operator of the Project, including expectations regarding the Project, including estimates included in Laramide’s disclosed PEA. Forward-looking information includes statements that address or discuss activities, events, or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties, and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, any inability to satisfy the conditions to the transaction announced herein, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.